Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0472 F: +1 202.637.3593 cynthiabeyea@ eversheds-sutherland.com

November 29, 2017

Lauren Hamill, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	USCF ETF Trust
File Nos. 333-196273; 811-22930

Dear Ms. Hamill:

On September 13, 2017, USCF ETF Trust (the “Trust”) filed post-effective amendment no. 29 to the above-referenced registration statement on Form N-1A with the Securities and Exchange Commission (the “SEC”) to register two new series of the Trust—the USCF SummerHaven Private Equity Strategy Index Fund (the “PE Fund”) and the USCF SummerHaven Private Equity Natural Resources Strategy Index Fund (the “NR Fund”) (together, the “Funds”), which have since been renamed. On November 1, 2017, you provided oral comments on behalf of the SEC staff (the “Staff”) to me during a telephone call (the “Initial Staff Comments”). Subsequently, after reviewing the Trust’s responses to the Initial Staff Comments (which are included herein), on November 21, 2017, you provided additional oral comments on behalf of the Staff during a telephone call (“Subsequent Staff Comments”).

Set forth below in italics is each Staff comment, and each comment is immediately followed by the Trust’s response thereto. Terms not defined herein have the meanings ascribed to them in the prospectus or the statement of additional information.

INITIAL STAFF COMMENTS

General Comments

1.	The Staff notes that the filing contains numerous brackets for omitted information that will need to be replaced with the necessary information before effectiveness. Approximately one week prior to the anticipated effective date, please provide the Staff with a marked draft of the revised registration statement and a draft of the Trust’s written responses to the Staff’s comments. The Staff may have additional comments on the revised registration statement and the Trust’s written responses.

The Trust confirms that all brackets will be replaced with the necessary information before effectiveness. The Trust also confirms that it will send the Staff a marked draft of the revised registration statement and a draft of the Trust’s written responses to the Staff’s comments approximately one week prior to the anticipated effective date. The Trust acknowledges that the Staff may have additional comments.

2.	To the extent that a Staff comment with respect to a particular Fund equally applies to the other Fund, please make conforming changes throughout the registration statement.

The Trust has revised the registration statement accordingly.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

Lauren Hamill November 29, 2017 Page 2

3.	The Staff noted that both Funds use the term “Private Equity” in their names. In the Staff’s view, the use of this term in a registered fund’s name could be potentially confusing or misleading to investors because the term connotes a particular type of unregistered investment fund. In addition, the Staff’s position is that use of the term “Private Equity” in a fund name would be appropriate only when the fund complies with the names rule (Rule 35d-1) and invests at least 80% of its net assets plus borrowing for investment purposes in private equity instruments or the economic equivalent, which the Funds do not appear to do. Please explain why the Funds believe their names are not confusing or misleading to investors or otherwise inconsistent with the SEC’s names rule. Alternatively, remove the term “Private Equity” from the Funds’ names. The Staff may have additional comments depending upon the Funds’ response.

The Adviser firmly believes that the Funds’ names are not potentially confusing or misleading to investors. As discussed further below, the Adviser believes that the Funds’ names are appropriate because:

1)	The Funds’ names include the exact names of the indices that they seek to track;
2)	The Funds’ names accurately describe the investment thesis used to design the Indices and, in turn, the investment strategies utilized by the Funds;
3)	The inclusion of the term “Strategy” in the Funds’ names indicates to potential investors that the Funds’ investment strategies relate to private equity, but do not involve direct investments in private equity; and
4)	There is no principled basis to distinguish the Funds from other funds that include “Private Equity” in their names.

For these reasons, the Adviser would respectfully decline to change the Funds’ names in any manner that would remove the term “Private Equity.” Any such name changes would mask the fundamental nature of the Funds’ investment strategies from the investing public.

1)	The Funds’ names include the exact names of the indices that they seek to track

Neither Fund’s name is confusing or misleading for the simple fact that each Fund’s name identifies the exact index that the Fund seeks to track. The USCF SummerHaven Private Equity Strategy Index Fund seeks to track the SummerHaven Private Equity Strategy Index, and the USCF SummerHaven Private Equity Natural Resources Strategy Index Fund seeks to track the SummerHaven Private Equity Natural Resources Strategy Index. A reasonable investor viewing the Funds’ names would easily understand that each Fund is a passive fund that seeks to track the specific index stated in the name. Indeed, investors could be confused or even misled about the nature of the Funds’ investment objectives or strategies if the Funds’ names deviated from the names of their respective indices.

2)	The Funds’ names accurately describe the investment thesis used to design the Indices and, in turn, the investment strategies utilized by the Funds

To create the Indices, SummerHaven Index Management, LLC, the index provider, partnered with Erik Stafford, Professor of Business Administration at the Harvard Business School.[1] The goal of the partnership was to design the Indices based on the research in Professor Stafford’s working paper titled “Replicating Private Equity with Value Investing, Homemade Leverage, and Hold-to-Maturity Accounting.”[2]

[1] A biography of Professor Stafford is available at http://www.hbs.edu/faculty/Pages/profile.aspx?facId=6625.

[2] See Erik Stafford, Replicating Private Equity with Value Investing, Homemade Leverage, and Hold-to-Maturity Accounting (Harvard Business School Working Paper, No. 16-081) (originally posted Jan. 25, 2016, last revised Sept. 8, 2017) (https://papers.ssrn.com/sol3/papers.cfm?abstract_id=2720479).

Lauren Hamill November 29, 2017 Page 3

Professor Stafford’s research, which spans 30 years of private equity investment data, demonstrates that an unlevered passive portfolio can be positioned to achieve long-term returns that are similar to the long-term returns of the Cambridge Associates Private Equity Index, an index that serves as a proxy for the returns earned by limited partners who have diversified allocations to private equity investments. As part of his research, Professor Stafford identified the key investment selection criteria that are consistently used by private equity portfolio managers. As disclosed in the prospectus for the Funds, the criteria focus on market capitalization; stock price; enterprise value; earnings before interest, tax, depreciation, and amortization; daily trading volume; equity issuance; and profitability. Professor Stafford theorizes that an investor constructing a portfolio of publicly-traded equities based on the same investment selection criteria should be able to achieve long-term returns similar to those generated by private equity portfolio managers.

 The Indices and, in turn, the Funds seek to implement Professor Stafford’s private equity strategy, making the private equity strategy central to the Indices’ construction and the Funds’ operations. Therefore, the “Private Equity Strategy” naming convention accurately describes the fundamental nature of the Funds’ investment strategies, and is in no way confusing or misleading to investors. This is particularly true in light of the prominent disclosure throughout the prospectus stating that the Funds do not invest in private equity firms or directly in private equity.

3)	The inclusion of the term “Strategy” in the Funds’ names communicates to potential investors that the Funds’ investment strategies relate to private equity, but do not involve direct investments in private equity

By managing the Funds to track their respective Indices, the Adviser and the Sub-Adviser seek to construct portfolios of publicly-traded equities based on the same investment selection criteria that are consistently used by private equity portfolio managers. Pursuant to Professor Stafford’s thesis, the Funds’ portfolios should be positioned to achieve long-term returns similar to those generated by private equity portfolio managers. Thus, while the Funds do not invest directly in private equity, the strategies utilized by private equity portfolio managers are central to the Funds’ investment strategies.

Given the importance of private equity strategies to the Funds’ operations, the Funds’ names are not confusing or misleading. Their names do not simply include “Private Equity”—they include “Strategy” as well. This communicates to potential investors that the Funds’ investment strategies relate to private equity investing, but do not involve direct investments in private equity.

 By way of comparison, numerous other mutual funds and ETFs have included “Strategy” based on virtually identical reasoning. For example, mutual funds and ETFs with commodity-related strategies have been permitted to include “Commodity” in their names even though they do not invest directly in commodities, presumably because their names also include “Strategy.”[3] The Adviser believes that the same rationale should be extended to the Funds’ names, and that the “Private Equity Strategy” naming convention be considered sufficiently clear for investors.

[3] See, e.g., ALPS CoreCommodity Management CompleteCommodities Strategy Fund (e.g., JCRAX) (investing in “commodity-related equity securities and commodity futures-linked derivative instruments”); Columbia Commodity Strategy Fund (e.g., CCSAX) (investing in “commodity-linked investments, such as commodity-linked futures, structured notes and/or swaps”); Deutsche Enhanced Commodity Strategy Fund (e.g., SKNRX) (investing in “commodity-linked derivative instruments”); DFA Commodity Strategy Portfolio (DCMSX) (investing in “commodity-linked derivative instruments”); Fidelity Commodity Strategy Fund (e.g., FIHTX) (investing in “commodity-linked derivative instruments”); Goldman Sachs Commodity Strategy Fund (e.g., GSCAX) (investing in “commodity-linked investments”); Invesco Balanced-Risk Commodity Strategy Fund (e.g., BRCAX) (investing in “derivatives and other commodity-linked instruments”).

Lauren Hamill November 29, 2017 Page 4

4)	There is no principled basis to distinguish the Funds from other funds that include “Private Equity” in their names

The Adviser respectfully notes to the Staff that numerous other mutual funds and ETFs have included “Private Equity” in their names, and there is no principled basis to distinguish those funds’ names from the Funds’, because none of those funds invest directly in private equity. Such funds, for example, invest in publicly-traded companies and pooled investment vehicles that invest in, or are exposed to, private companies. These funds include, among others:

•	ALPS/Red Rocks Listed Private Equity Fund (e.g., LPEFX);
•	ALPS/Red Rocks Listed Private Equity Portfolio (e.g., AVPEX);
•	Leland Thomson Reuters Private Equity Index Fund (e.g., LDPAX);
•	Powershares Global Listed Private Equity Portfolio (PSP); and
•	ProShares Global Listed Private Equity ETF (PEX).

Furthermore, because these funds do not include “Strategy” in their names, the Staff should be even more comfortable concluding that the Funds’ names are not potentially confusing or misleading.

Relatedly, the Adviser strongly believes that if the Funds are not permitted to include “Private Equity” in their names, the Funds’ direct competitors will be given an unwarranted competitive advantage. Most notably, the Fund expects to compete directly with the Leland Thomson Reuters Private Equity Index Fund. The Leland Thomson Reuters Private Equity Index Fund utilizes investment strategies that are substantially similar to those of the Funds. As of the date of this letter, the Leland Thomson Reuters Private Equity Index Fund’s prospectus states:

The Fund seeks to provide investment results that, before fees and expenses, correspond generally to the price performance of the Thomson Reuters Private Equity Buyout Index (the “Underlying Index”). The Underlying Index seeks to replicate the aggregate gross performance of U.S. private equity-backed companies. However, the Fund does not invest directly in private equity funds or private equity of companies. .. . . In seeking to track the Underlying Index, the Fund invests in a wide range of financial instruments, including liquid, publicly-traded equities which are either components of the theoretical portfolio or determined by the Adviser to have substantially similar risk and return characteristics, in aggregate, as the Underlying Index. (emphasis added)

If the Funds’ are required to exclude “Private Equity” from their names, the Adviser believes that funds like the Leland Thomson Reuters Private Equity Index Fund will be given a competitive advantage, as investors who are seeking to replicate the returns of private equity portfolios will not be able to easily identify the Funds as potential investment options. Such a competitive advantage is relevant to whether the Funds’ names are appropriate because if the Funds’ names make it difficult for investors to identify the Funds as potential investment options, the Funds’ names would, in fact, be misleading or confusing to investing public.

Lauren Hamill November 29, 2017 Page 5

Conclusion

For the reasons set forth above, the Adviser firmly believes the names of the Funds are not confusing or misleading to investors. In light of how fundamentally important private equity strategies are to the Funds’ operations, the Adviser believes that it may be potentially misleading to exclude “Private Equity” from the Funds’ names.

Prospectus Summary – PE Fund

4.	On page 1, under “Investment Objective,” the Fund uses the shorthand “PE Index” to describe the SummerHaven Private Equity Strategy Index. Please consider revising shorthand terms referring to the Indices to conform to the Indices’ tickers, as they appear on the index provider’s website.

The Trust has revised the prospectus accordingly. For ease of reference, the PE Index and the NR Index are still referred to as such in this letter.

5.	Please confirm that the fee waiver arrangement, described in footnote 2 on page 1 under “Fees and Expenses of the Fund,” will remain in place for at least one year from the effective date of the registration statement.

The above-referenced disclosure is no longer applicable because both Funds will have unitary fee structures. The Trust has revised the necessary disclosure throughout the registration statement accordingly.

6.	Please confirm, and revise footnote 2 on page 1 under “Fees and Expenses of the Fund” as necessary, that recoupment is limited to the lesser of (1) the expense cap in effect at the time of the waiver and (2) the expense cap in effect at the time of recapture, as supported by accounting guidance, specifically the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

The above-referenced disclosure is no longer applicable because both Funds will have unitary fee structures. The Trust has revised the necessary disclosure throughout the registration statement accordingly.

7.	On page 1, in the paragraph under “Example,” please conform the disclosure to the requirements of Item 3 of Form N-1A. Specifically, please remove the reference to “hypothetical expenses.”

The Trust has revised the above-referenced disclosure accordingly.

8.	Please confirm that the cost calculations under “Example” on page 1 will reflect the contractual expense cap, and that the cost calculations will reflect the contractual expense cap only for the term of the expense limitation agreement. Please consider adding disclosure to the paragraph under “Example” expressly stating that the cost calculations reflect the contractual expense cap only for the term of the expense limitation agreement.

The requested disclosure is no longer applicable because both Funds will have unitary fee structures. The Trust has revised the necessary disclosure throughout the registration statement accordingly.

Lauren Hamill November 29, 2017 Page 6

9.	On page 2, under “Principal Investment Strategies of the Fund,” the disclosure states that the PE Index will have a market capitalization range “greater than $100 million and lower than $10 billion.” Will the market cap range for the PE Index fluctuate? If so, consider stating the market capitalization range as of a fixed date and indicating that it may fluctuate over time.

The Trust confirms that the market capitalization ranges for the PE Index and the NR Index may fluctuate in between rebalancing periods. However, at the time of construction (the initial construction and upon each rebalance), each company included in the PE Index and the NR Index will have a market capitalization of at least $100 million and lower than $10 billion. The Trust has revised the above-referenced disclosure for greater clarity.

10.	On page 2, under “Principal Investment Strategies of the Fund,” the disclosure states that “[t]he PE Index is designed to include publicly-traded companies that possess characteristics similar to the companies that private equity firms are likely to select for investment.” Please explain how the index provider would know which companies private equity firms are likely to select for investment? Please consider qualifying that disclosure to convey that the index is designed to include companies that the index provider “believes” private equity firms are likely to select for investment, or include other revisions to that effect.

As noted above, the index provider has partnered with Professor Erik Stafford, of Harvard University, and has utilized the Professor Stafford’s research to construct the PE Index and the NR Index. Professor Stafford’s research spans 30 years of private equity data and demonstrates that an unlevered passive portfolio utilizing key selection criteria is highly consistent with the after-fee returns of the Cambridge Associates Private Equity Index. By using the SHIM’s proprietary methodology described in the prospectus, SHIM believes that the companies comprising the Indices will have characteristics similar to the companies in which private equity firms have historically invested and are likely to invest in the future. The Trust has revised the above-referenced disclosure to include “believe” as requested.

11.	The Staff notes that the description of the PE Index on the index provider’s website states that the index uses a systematic approach to select “publicly-traded securities with characteristics of firms that have historically been acquired by private equity firms.” Based on that statement, it appears that the PE Index’s security selection is based on private equity firms’ historical investments. However, the prospectus disclosure indicates that security selection focuses on companies that private equity firms “are likely to select” in the future. Please explain how the description of index’s securities selection in the prospectus reconciles with the description on the index provider’s website. Alternatively, revise the prospectus disclosure as necessary to reconcile those descriptions.

As explained below, the Trust believes that the disclosure in the prospectus accurately describes SHIM’s methodology, and that the disclosure is consistent with the descriptions of the Indices on SHIM’s website. Nonetheless, the Trust has revised the above-referenced disclosure for greater clarity.

As discussed in greater detail in the response to Comment 3, SHIM’s proprietary methodology is based on Professor Stafford’s private equity investing research, which covers 30 years of historical private equity investment data. Professor Stafford used his research to identify key criteria that private equity firms have used to select investments. SHIM’s proprietary methodology now uses the same criteria to select publicly-traded securities for the Indices. As such, as described on SHIM’s website, SHIM’s proprietary methodology is used to select “publicly-traded securities with characteristics of [companies] that have historically been acquired by private equity firms.”

 In addition to being accurate, the statement on SHIM’s website is consistent with the Funds’ prospectus disclosure. The prospectus states (with respect to the PE Index, for example): “SHPEI is designed to include publicly-traded companies that possess characteristics similar to the companies that SummerHaven Index Management, LLC (“SHIM”), the index provider, believes private equity firms are likely to select for investment.” This disclosure is consistent with the statement on SHIM’s website because SHIM believes that the key investment selection criteria for private equity firms that persisted over Professor Stafford’s 30-year sample will continue to be utilized by private equity firms in the future.

Lauren Hamill November 29, 2017 Page 7

12.	The description of the PE Index on the index provider’s website and press release indicates that the index is designed to closely match historical sector allocations of private equity firms. The prospectus does not contain corresponding disclosure about the PE Index. If that is a principal component of the PE Index’s construction, please add disclosure to the prospectus where appropriate.

The Trust has not added the above-referenced disclosure, because SHIM does not believe that matching historical sector allocations is a principal component of the PE Index’s construction. While the PE Index’s sector allocations appear to closely match the historical sector allocations of private equity portfolios based on detailed fund data from Preqin, the Indices are not designed to do so, and SHIM’s systematic approach would not change if the sector allocations drifted. Instead, SHIM interprets the similarities in sector allocations as important supporting evidence that the PE Index is positioned to have long-term returns corresponding to historical private equity returns.

13.	The Staff notes that the index provider’s website and press release states that the PE Index attempts to replicate “long-term return characteristics of diversified private equity allocations.” The prospectus does not contain corresponding disclosure about the PE Index. If that is a principal component of the PE Index’s construction, please add disclosure to the prospectus where appropriate. Please also describe in the disclosure what “long-term” means in this context.

The Trust has revised the above-referenced prospectus disclosure to reconcile the description of the PE Index in the prospectus to the description of the PE Index on the index provider’s website and press release. The Trust has also added disclosure to describe the meaning of “long-term” in this context.

14.	On page 2, under “Principal Investment Strategies,” the second sentence of the second paragraph is presented in italics. Please also bold that disclosure to further highlight it for investors, particularly given the current state of the Fund’s name.

The Trust has revised the above-referenced disclosure accordingly.

15.	On page 2, under “Principal Investment Strategies,” the disclosure states that the PE Index is constructed using a proprietary methodology licensed to the investment adviser. Please include the index licensing agreement as an exhibit to the registration statement pursuant to Item 28(h) of Form N-1A.

The Trust confirms that the index licensing agreement will be included as an exhibit to the registration statement.

16.	On page 2, under “Principal Investment Strategies of the Fund,” the disclosure states“ [t]he Adviser expects that, over time, the correlation between the Fund’s performance and that of the PE Index, before fees and expenses, will be 95% or higher.” Please explain the reasons why the correlation between the Fund’s performance and that of the PE Index may differ over time.

The Trust has revised the above-referenced disclosure as requested.

Lauren Hamill November 29, 2017 Page 8

17.	With respect to the Fund’s industry concentration policy, please confirm that if the PE Index were to begin concentrating in an industry, or if it is expected that the PE Index would become concentrated in an industry at some time, the Fund would add concentration risk as a principal risk of investing.

The Trust confirms that the Funds would add concentration risk disclosure to the prospectus in the above-referenced circumstances. The Trust has also added “Industry Concentration Risk” describing the risks posed if the Index or the Fund should become concentrated.

18.	On page 3, under “Principal Risks of Investing in the Fund,” with respect to “Premium or Discount to NAV Risk,” please consider disclosing that premium or discount to NAV may be reflected in the spread between bid and ask prices that are quoted during the course of a trading day.

The Trust has added the requested disclosure.

19.	Under “Principal Risks of Investing in the Fund,” please add a risk factor referencing index-related risks, such as “Newly Created Index Risk” disclosing that the PE Index is new and has a limited history of performance.

The Trust has added the requested disclosure.

20.	Under “Principal Risks of Investing in the Fund,” please add a risk factor “New Sub-Adviser Risk” disclosing that SummerHaven is a newly registered investment adviser, although the disclosure may indicate whether SummerHaven personnel have experience managing similar strategies.

The Trust has added the requested disclosure.

21.	On page 4, under “Buying and Selling Fund Shares,” the disclosure states that “shares of the Fund are listed on a national securities exchange.” Please consider changing “are listed” to “may only be listed” to conform to the language of Item 6(c) of Form N-1A. For the same reason, in the next sentence, please replace “investors will buy and sell shares of the Fund though brokers” with “individual Fund shares may only be purchased and sold through brokers.”

The Trust has revised the above-referenced disclosure to conform with Item 6(c) of Form N-1A.

Prospectus Summary – NR Fund

22.	On page 6, under “Principal Investment Strategies,” the fifth paragraph contains a list of sectors within the natural resources industry, all of which may be reflected in the composition of the NR Index. The list includes “electric, gas, water, and multi-utilities; independent power; and renewable electricity.” The index provider’s website includes a description of the NR Index, noting that the index applies the methodology of the SummerHaven Natural Resources Fund. Among the sectors listed on the website as part of that methodology, the items identified above are not included. Please explain these differences between the investable universes or revise the prospectus disclosure appropriately.

The above-referenced paragraph has been revised as requested.

Lauren Hamill November 29, 2017 Page 9

23.	On page 7, there is a caption for “Commodities Sector Risks.” Please consider whether that caption should be renamed “Natural Resources Industry Risks” to correspond to the disclosure in the principal investment strategies section indicating that the Fund will invest in companies in the natural resources industry.

The disclosure related to “Commodities Sector Risks” (including the main disclosure and the sub-heading disclosure) has been deleted. The Trust has replaced that disclosure with a risk factor titled “Risks of Investing in Natural Resources Companies,” which the Trust believes best reflects the principal investment strategies of the NR Fund.

24.	On pages 7 and 8, under “Commodities Sector Risks,” please consider adding sub-captions for utilities, power, and electricity, as they are mentioned in the principal investment strategies.

The disclosure related to “Commodities Sector Risks” (including the main risk and the sub-heading disclosure) has been deleted in light of the Trust’s response to Comment 23.

Statutory Prospectus

25.	On page 10, under “Additional Information about the Indices,” the disclosure states that the Indices are sponsored by an affiliate of the Sub-Adviser. Please add disclosure describing the nature of the affiliation.

The Trust has added the requested disclosure.

26.	On page 11, under “Additional Information about the Indices,” the disclosure describes the annual rebalancing period, but does not indicate when annual rebalancing will occur. If the specific time period is not known, please disclose a general time of year when annual rebalancing will occur.

The Trust has revised the above-referenced disclosure to state the general time of year when annual rebalancing will occur.

27.	On page 11, under “Additional Information about the Indices,” the disclosure describes the scenarios in which a stock may be removed from an Index prior to the annual rebalancing period. Please confirm whether the list is intended to be exhaustive. If so, please revise the disclosure to indicate clearly that it is an exhaustive list.

The Index Provider confirms that the list was not intended to be exhaustive, and the above-referenced disclosure has been revised for greater clarity. Additional information is provided below in response to Comment 28 about the circumstances in which a stock may be removed prior to the annual rebalancing period.

28.	On page 11, under “Additional Information about the Indices,” the disclosure states that a stock may be removed from an Index prior to the annual rebalancing period when “a component company engages in fraud, bribery, unsavory political activity, or some other highly publicized negative activity.” It is not clear how the index provider would determine whether a component company could be removed for “unsavory political activity” or “highly publicized negative activity.” These appear to be subjective assessments and open to the discretion by the index provider. Because the Staff typically requires indices to be comprised using rules-based approaches, please revise the disclosure to clearly define the criteria the index provider would use to determine whether a component company could be removed prior to the annual rebalancing period.

SHIM confirms that it retains discretion to remove a component company prior to the annual rebalancing period in the above-referenced scenarios. SHIM will exercise that discretion when, in SHIM’s sole discretion, removal is necessary for the PE Index or the NR Index to continue its attempts to replicate the long-term return of a diversified private equity portfolio or diversified natural resources private equity portfolio, respectively.

Lauren Hamill November 29, 2017 Page 10

Because the situations in which SHIM would exercise its discretion depends on the facts and circumstances presented, it is not possible to specify the exact situations in which a component company may be removed.

SHIM notes that major indices generally allow the index provider to exercise discretion with respect to removing component companies. For example:

•	Page 4 of the methodology for the S&P Dow Jones Indices, dated August 2017,[4] provides: “Any changes to or deviations from this methodology are made in the sole judgment and discretion of S&P Dow Jones Indices so that the index continues to achieve its objective.”
•	Section 3.3.3.4 of the methodology for the MSCI Global Investable Market Indexes, dated October 2017,[5] provides:

EARLY DELETIONS OF EXISTING CONSTITUENTS. Securities of companies that file for bankruptcy, companies that file for protection from their creditors and/or are suspended and for which a return to normal business activity and trading is unlikely in the near future are removed from the MSCI Global Investable Market Indexes as soon as practicable. Companies that fail stock exchange’s listing requirements with announcements of delisting from the stock exchanges are treated in the same way. When the primary exchange price is not available, the securities are deleted at an over-the-counter or equivalent market price when such a price is available and deemed relevant. If no over-the-counter or equivalent price is available, the company is deleted at the lowest system price (0.00001) in the security’s price currency.

Securities may also be considered for early deletion in other cases, such as decreases in free float and FOLs, securities under prolonged suspension or when a constituent company acquires or merges with a non-constituent company or spins-off another company.” (emphasis added).

SHIM believes that the discretion it reserves to remove companies from the Indices prior to the annual rebalancing period is consistent with the rights reserved by many other index providers, including the index providers for the S&P Dow Jones Indices and the MSCI Global Investable Market Indexes.

The disclosure related to SHIM’s ability to remove a component company prior to the annual rebalancing period has been revised for greater clarity and to specifically reference SHIM’s discretion.

29.	On page 12, under “Other Investment Information about the Funds,” the disclosure states that each Fund may engage in securities lending. If the lending program is significant enough to be mentioned in the prospectus, consider whether it is appropriate to include securities lending risk as a principal risk of the Funds, per Item 9 of Form N-1A.

The Trust has revised the prospectus to include securities lending risk as a principal risk of the Funds.

[4] Available at https://us.spindices.com/indices/equity/sp-500.

[5] Available at https://www.msci.com/eqb/methodology/meth_docs/MSCI_October2017_GIMIMethodology.pdf.

Lauren Hamill November 29, 2017 Page 11

30.	On pages 18 and 19, under “Portfolio Management,” the disclosure states that the Sub-Adviser supervises and manages the investment portfolio of each Fund, and that it utilizes a team approach to manage the Funds’ assets. However, Andrew F Ngim, a member of USCF, is listed as a day-to-day manager of the Funds. Please confirm whether Mr. Ngim is responsible for the day-to-day management of the Funds, even though he is not an employee of the Sub-Adviser.

The Trust confirms that Mr. Ngim is responsible for the day-to-day management of the Funds along with the Sub-Adviser. The prospectus has been revised accordingly.

31.	On page 19, in Mr. Ngim’s biography, the disclosure states that Mr. Ngim has served as a portfolio manager for “USCI, CPER and USAG.” These acronyms are not previously defined in the prospectus. Please revise the disclosure to include the full names of those funds.

The Trust has revised the above-referenced disclosure accordingly.

32.	On Page 19, in Ashraf R. Rizvi’s biography, please revise the disclosure to describe how long Mr. Rizvi’s has been a Partner at SummerHaven so that his business experience over the past five years is more clearly discernable.

The Trust has revised the above-referenced disclosure accordingly.

33.	On page 22, under “Distribution and Service Plan,” the disclosure states that the Funds have a Rule 12b-1 plan, but that no Rule 12b-1 fees are paid by the Funds and that there are no plans to impose them. Please confirm, in the event that Rule 12b-1 fees were to be charged by a Fund in the future, whether shareholders would be provided notice or if a Fund may charge Rule 12b-1 fees at any time. Please revise the prospectus accordingly.

The Trust confirms that in the event Rule 12b-1 fees were to be charged by a Fund in the future, the Fund would provide shareholders with 60 days’ advance notice. The Trust has revised the above-referenced disclosure accordingly.

Statement of Additional Information

34.	Please revise the cover page of the SAI to include the date of the prospectus to which the SAI relates.

The Trust has revised the cover page of the SAI accordingly.

35.	On page 1, under “General Description of the Trust and the Funds,” the disclosure states that “no Fund should not be relied upon as a complete investment program.” Please remove the extraneous “not” from the disclosure.

The Trust has revised the above-referenced disclosure accordingly.

36.	Per Item 16(a) of Form N-1A, please disclose in the SAI that the Funds are diversified.

The Trust has added the requested disclosure.

Lauren Hamill November 29, 2017 Page 12

37.	On page 3, in the paragraph immediately preceding “Investment Strategies and Risks,” because the Funds’ policies reserve the right to purchase securities that would cause the Funds to be concentrated in a particular industry or group of industries, please state the maximum percentage of assets that would be devoted to that practice, per Item 16(c)(1) of Form N-1A.

The Trust has revised the above-referenced disclosure to state that there is no limit on the percentage of assets that a Fund may invest in any particular industry or group of industries. Each Fund will be concentrated in a particular industry or group of industries to the same extent as its Index.

38.	On page 6, under “Members of the Board and Officers of the Trust,” please supplement the disclosure describing the leadership structure of the Board to describe why the Funds have determined the leadership structure is appropriate given the specific characteristics or circumstances of the Funds, per Item 17(b)(1) of Form N-1A.

The Trust has supplemented the disclosure that was originally included in the last paragraph of the above-referenced section of the SAI to further explain why the Funds have determined the leadership structure to be appropriate given the specific characteristics and circumstances of the Funds.

39.	On page 6, under “Members of the Board and Officers of the Trust,” the Staff notes that the Funds have designated a lead Independent Trustee. Please add disclosure describing the specific role the lead Independent Trustee has with respect to the leadership of the Funds, per Item 17(b)(1) of Form N-1A.

The Trust has added the requested disclosure.

40.	On page 7, in the “Interested Trustees and Officers of the Trust” table, the disclosure for Nicholas D. Gerber under “Principal Occupation(s) During Past 5 Years” indicates that Mr. Gerber is “Co-founded Ameristock Corporation in March 1995 . . . .” Please consider whether his title in the disclosure should be revised to “Co-founder” or if the disclosure should be otherwise revised to clarify his position.

The Trust has revised the above-referenced disclosure in response to the Staff’s comment.

41.	On page 7, in the “Interested Trustees and Officers of the Trust” table, the disclosure for Mr. Gerber under “Other Directorships Held by Trustee (Past 5 Years)” indicates that Mr. Gerber was the Management Director of United States Commodity Funds LLC. Please revise the disclosure to add the date range applicable to that position.

The Trust has revised the above-referenced disclosure accordingly.

42.	In the same portion of the “Interested Trustees and Officers of the Trust” table, the disclosure states that Mr. Gerber is the “Chairman of the Board of Concierge Technologies, Inc. from January 26 - Present.” Please revise the disclosure to add the year applicable to the beginning of that position.

The Trust has revised the above-referenced disclosure accordingly.

43.	On page 8, in the “Interested Trustees and Officers of the Trust” table, the disclosure for Mr. Ngim under “Other Directorships Held by Trustee (Past 5 Years)” indicates his position as Management Director of United States Commodity Funds LLC. Please revise the disclosure to add the date range applicable to that position.

The Trust has revised the above-referenced disclosure accordingly.

Lauren Hamill November 29, 2017 Page 13

44.	On page 7, in the “Interested Trustees and Officers of the Trust” table, the disclosure for Carolyn M. Yu under “Principal Occupation(s) During Past 5 Years” indicates that Ms. Yu “serves as Associate Counsel to USCF” and “has serves as Chief Legal Officer and Chief Compliance Officer of USCF Advisers LLC . . . .” Given the date ranges applicable to those positions, please revise those disclosures to be in the past tense.

The Trust has revised the above-referenced disclosure accordingly.

45.	In the same portion of the “Interested Trustees and Officers of the Trust” table, the disclosure states that Ms. Yu served as “Associate Counsel; Assistant Chief Compliance Office, USCF ETF Trust from June 2014 to February 2015 . . . .” Please clarify. Was Ms. Yu the associate counsel in the Chief Compliance Office?

The Trust has clarified the above-referenced disclosure.

46.	On page 7, in the “Interested Trustees and Officers of the Trust” table, the disclosure for Daphne G. Frydman under “Principal Occupation(s) During Past 5 Years” indicates that Ms. Frydman serves as “Assistant Secretary since October 2016.” Please revise the disclosure to indicate for whom Ms. Frydman served or serves as Assistant Secretary.

The Trust has revised the above-referenced disclosure accordingly.

47.	On page 11, under “Trustees’ Ownership of Fund Shares,” the disclosure states that the Funds are newly formed and did not have any shares outstanding. Please indicate in the disclosure whether the Trustees own shares in any other funds of USCF ETF Trust or USCF Mutual Fund Trust.

The Trust has added the requested disclosure.

SUBSEQUENT STAFF COMMENTS

48.	After reviewing the Trust’s response to Comment No. 3, the Staff reiterates its position that the inclusion of “Private Equity” in the Funds’ names is potentially confusing or misleading to investors because the Funds do not invest at least 80% of their assets in private equity or the economic equivalent. As such, please select names for the Funds that do not include “Private Equity” and are not otherwise confusing or misleading to investors.

The Trust notes that it proposed several alternative names for the Funds to the Staff via subsequent emails. Following additional discussions with the Staff, the Trust has decided to rename the USCF SummerHaven Private Equity Strategy Index Fund to the USCF SummerHaven SHPEI Index Fund, and to rename the USCF SummerHaven Private Equity Natural Resources Strategy Index Fund to the USCF SummerHaven SHPEN Index Fund. The registration statement has been revised accordingly.

49.	After reviewing the Trust’s response to Comment No. 28, the Staff reiterates its position that the index provider must use clearly defined criteria to determine whether a component company may be removed prior to the annual rebalancing period. Specifically, the prospectus should be revised to disclose, how the index provider defines “unsavory political activity” or “some other highly publicized negative activity.”

The Trust notes that it proposed to revise the above-referenced disclosure as follows:

In addition, SHIM may remove a stock from SHPEI or SHPEN prior to the annual rebalancing period if necessary for SHPEI or SHPEN to continue its attempts to replicate the long-term return of a diversified private equity allocation or diversified natural resources private equity allocation, respectively. When a component company is the subject of a substantial negative news report in a respected newspaper, periodical or on-line publication, including but not limited to the New York Times, Washington Post, Wall Street Journal, or Bloomberg, the company’s common stock may be removed from the Index.

Lauren Hamill November 29, 2017 Page 14

In response to the proposed revision, the Staff reiterated that the proposed disclosure did not include sufficiently clear defined criteria. Following additional discussions with the Staff, the disclosure related to SHIM’s ability to remove component companies prior to the annual rebalancing period has been deleted and replaced with the following:

There are limited scenarios in which a stock may be removed from an Index prior to the annual rebalancing period. When a component company merges, delists, or is acquired, the company’s common stock will be removed from the Index. If the company merges or is acquired, the common stock of the resulting company may then be included in the Index, which SHIM will evaluate using its proprietary algorithm.

In addition, SHIM will remove a component company from SHPEI or SHPEN prior to the annual rebalancing period under the following circumstances:

(i)	When the company has declared bankruptcy;
(ii)	When the company’s common stock is delisted from a U.S. exchange;
(iii)	When the company’s common stock no longer trades on an eligible U.S. exchange, including NYSE, NYSE MKT LLC, NASDAQ, NYSE Arca, BATS, or IEX (trading of ADRs is not considered “trading on an eligible U.S. exchange”);or
(iv)	When the company’s form or structure is changed to a form or structure that is not eligible for inclusion in the Index, including a real estate investment trust, business development company, limited partnership, special-purpose acquisition company, blank-check company, royalty trust, or limited liability company.

* * * *

We hope that the foregoing has been responsive to your comments. If you have any questions or concerns about the responses set forth above, please call the undersigned at (202) 383-0472.

Sincerely,

/s/ Cynthia R. Beyea
Cynthia R. Beyea

cc:	Carolyn Yu, USCF Daphne Frydman, USCF Ronald Coenen Jr., Eversheds Sutherland